

## CNB CORPORATION
## BOARD OF DIRECTORS

Harold G. Cushman, Jr., *Chairman*

| | |
|---|---|
| James W. Barnette, Jr. | William O. Marsh |
| William R. Benson | George F. Sasser |
| Harold G. Cushman, III | Lynn G. Stevens |
| W. Jennings Duncan | John C. Thompson |
| Edward T. Kelaher | |

## CONWAY NATIONAL BANK OFFICERS

| | |
|---|---|
| W. Jennings Duncan | President |
| L. Ford Sanders, II. | Executive Vice President |
| William R. Benson | Senior Vice President |
| Marion E. Freeman, Jr. | Senior Vice President |
| Phillip H. Thomas | Senior Vice President |
| M. Terry Hyman | Senior Vice President |
| Raymond Meeks | Vice President |
| A. Mitchell Godwin | Vice President |
| Jackie C. Stevens | Vice President |
| Betty M. Graham | Vice President |
| Ernest J. Lareau | Vice President |
| F. Timothy Howell | Vice President |
| E. Wayne Suggs | Vice President |
| Janice C. Simmons | Vice President |
| Patricia C. Catoe | Vice President |
| W. Michael Altman | Vice President |
| Boyd W. Gainey, Jr. | Vice President |
| William Carl Purvis | Vice President |
| Bryan T. Huggins | Vice President |
| Virginia B. Hucks | Vice President |
| W. Page Ambrose | Vice President |
| L. Ray Wells | Vice President |
| L. Kay Benton | Vice President |
| Richard A. Cox | Vice President |
| Gail S. Sansbury | Vice President |
| Roger L. Sweatt | Assistant Vice President |
| Timothy L. Phillips | Assistant Vice President |
| Helen A. Johnson | Assistant Vice President |
| Elaine H. Hughes | Assistant Vice President |
| Gwynn D. Branton | Assistant Vice President |
| Tammy S. Scarberry | Assistant Vice President |
| D. Scott Hucks | Assistant Vice President |
| Carlis L. Causey | Assistant Vice President |
| Jeffrey P. Singleton | Assistant Vice President |
| C. Joseph Cunningham | Assistant Vice President |
| Sherry S. Sawyer | Banking Officer |
| Rebecca G. Singleton | Banking Officer |
| Josephine C. Fogle | Banking Officer |
| Debra B. Johnston | Banking Officer |
| Freeman R. Holmes, Jr. | Banking Officer |
| Doris B. Gasque | Banking Officer |
| Jennie L. Hyman | Banking Officer |
| Marsha S. Jordan | Banking Officer |
| Sylvia G. Dorman | Banking Officer |
| Marcie T. Shannon | Banking Officer |
| Caroline P. Juretic | Banking Officer |
| Sheila A. Graham | Banking Officer |
| John H. Sawyer, Jr | Banking Officer |
| Nicole Scalise | Banking Officer |
| Janet F. Carter | Banking Officer |
| Dawn L. DePencier | Banking Officer |
| Steven D. Martin | Banking Officer |
| Carol M. Butler | Banking Officer |
| W. Eugene Gore, Jr. | Banking Officer |
| James P. Jordan, III | Banking Officer |
| John M. Proctor | Banking Officer |
| Whitney H. Hughes | Banking Officer |
| Justin C. Roof | Banking Officer |

## TO OUR SHAREHOLDERS AND FRIENDS:

Conway National experienced solid financial performance during 2007. Net income for the year ended December 31, 2007 totaled $9,720,000, down slightly, 3.2%, from $10,046,000 earned in 2006. On a per share basis, adjusted for the 10% stock dividend issued during September 2007, earnings declined 2.7% from $11.60 in 2006 to $11.29 in 2007. Also during the year, total assets grew to $865.6 million as of December 31, 2007, with capital at $82.1 million.

As of December 31, 2007, total assets were $865,638,000, an increase of 3.3% over December 31, 2006; total deposits amounted to $692,289,000, an increase of 2.6% from the previous year; loans totaled $573,751,000, an increase of 1.1% from 2007; and investment securities were $216,141,000, an increase of 20.3% from the prior year. The lower levels of growth in total assets, deposits, and loans are commensurate with the decline in the level of economic activity within the Bank's market area during the period. This decline is primarily associated with a slowing in the local real estate market. Regarding deposit growth, Conway National rose from third to second position in Horry County market share as of June 30, 2007, according to reports published by the FDIC. Also as of December 31, 2007, stockholders' equity rose to $82,112,000, an increase of 7.1% over the same period in 2006 resulting in a book value of $96.36 per share, net of the effect of the 10% stock dividend issued in September 2007.

Net income for the year ended December 31, 2007 of $9,720,000 represents an annualized return on average assets of 1.15% and an annualized return on average stockholders' equity of 11.93%, which compare favorably to peer and to historical returns experienced by the Bank. Bank earnings are primarily the result of the Bank's net interest income, which declined .4%, from $31,015,000 for the year ended December 30, 2006 to $30,897,000 for the year ended December 31, 2007. The decline in net interest income is attributable, in part, to the decline in economic activity as well as increased competition in the local market for both deposits and loans. Other factors which affect earnings include the provision for possible loan losses, other expense, and other income. The provision for possible loan losses increased 41.7% from $808,000 in 2006 to $1,145,000 in 2007. The increase in the provision for possible loan losses is primarily attributable to higher loan losses incurred during 2007, although this level was manageable and within guidelines established by the Bank. The allowance for loan losses, as a percentage of net loans, remained steady at 1.15% for December 31, 2006 and December 31, 2007. Other expenses declined slightly, 1.4%, from $22,339,000 for 2006 to $22,019,000 for 2007, and other income increased slightly, .6%, from $6,958,000 to $7,002,000 during the same period. Non-interest expenses decreased due to decreases in advertising expense, a decline in the amount of expenses at the corporate level, the impact of the Bank's revision of its FASB 91 accounting procedures and the consequent impact of net deferred loan costs on salaries expense, and non-recurring other miscellaneous expense incurred in 2006. These decreases were offset by additional staffing costs, increased compensation and benefits expense, increased occupancy expense, and increased audit and examination fees. Non-interest income increased primarily due to increased service charge income on deposit accounts offset by a decrease in loan fees and the non-recurrence of extraordinary other income received in 2006.

Conway National maintained solid earnings for the year ended December 31, 2007 despite the decline in economic activity during the period. During the year the Bank implemented deposit reclassification, began clearing images with the Federal Reserve thus completing the Check 21 conversion process, implemented a new automated lock box system, and completed renovations to our Operations and Administration building. The construction of our fifteenth banking office, Little River, is also nearing completion; and we anticipate its opening in March of 2008.

In recognition of continued strong performance, the Board of Directors declared a cash dividend of $5.25 per share in the fourth quarter of 2007. Given the 10.0% stock dividend declared in the third quarter of 2007, total cash dividends paid to shareholders increased approximately 10.0% as compared to 2006. Thank you for your continued support which makes the Bank's success and these dividends possible.

W. Jennings Duncan, President
CNB Corporation and The Conway National Bank

# CNB CORPORATION
# and
# THE CONWAY NATIONAL BANK

CNB The Conway National Bank
CORPORATION

# FINANCIAL REPORT

## DECEMBER 31, 2007

www.conwaynationalbank.com

# CNB CORPORATION AND SUBSIDIARY
## Conway, South Carolina

## CONSOLIDATED BALANCE SHEET
### (Unaudited)

| ASSETS: | Dec. 31, 2007 | Dec. 31, 2006 |
|---|---|---|
| Cash and due from banks | $ 20,941,000 | $ 34,872,000 |
| Investment securities: | | |
| Obligations of United States government sponsored entities | 186,154,000 | 156,346,000 |
| Obligations of states and political subdivisions | 26,978,000 | 21,195,000 |
| Other securities | 3,009,000 | 2,057,000 |
| Total investment securities | 216,141,000 | 179,598,000 |
| Federal funds sold and securities purchased under agreement to resell | 26,000,000 | 26,000,000 |
| Loans | 573,751,000 | 567,325,000 |
| Less allowance for loan losses | (6,507,000) | (6,476,000) |
| Net loans | 567,244,000 | 560,849,000 |
| Bank premises and equipment | 22,928,000 | 22,988,000 |
| Other assets | 12,384,000 | 13,315,000 |
| Total assets | $ 865,638,000 | $ 837,622,000 |
| | | |
| LIABILITIES AND STOCKHOLDERS' EQUITY: | | |
| Liabilities: | | |
| Deposits: | | |
| Noninterest-bearing | $ 112,450,000 | $ 129,763,000 |
| Interest-bearing | 579,839,000 | 545,289,000 |
| Total deposits | 692,289,000 | 675,052,000 |
| Federal funds purchased and securities sold under agreement to repurchase | 60,936,000 | 72,330,000 |
| Other short-term borrowings | 17,377,000 | 2,865,000 |
| Other liabilities | 12,924,000 | 10,712,000 |
| Total Liabilities | 783,526,000 | 760,959,000 |
| | | |
| Stockholders' Equity: | | |
| Common stock, par value $10.00 per share: Authorized 1,500,000; issued 789,774 in 2006 and 868,422 in 2007 | 8,684,000 | 7,898,000 |
| Surplus | 55,939,000 | 43,555,000 |
| Undivided profits | 19,047,000 | 27,017,000 |
| Net unrealized holding gains/(losses) on available-for-sale securities | 1,025,000 | (1,120,000) |
| Less treasury stock | (2,583,000) | (687,000) |
| Total stockholders' equity | $ 82,112,000 | $ 76,663,000 |
| Total liabilities and stockholders' equity | $ 865,638,000 | $ 837,622,000 |

## CONSOLIDATED STATEMENT OF INCOME
### (Unaudited)

| | Twelve Months Ended | |
|---|---|---|
| INTEREST INCOME: | Dec. 31, 2007 | Dec. 31,2006 |
| Interest and fees on loans | $ 43,878,000 | $ 41,340,000 |
| Interest on investment securities: | | |
| Taxable investment securities | 7,313,000 | 5,807,000 |
| Tax-exempt investment securities | 901,000 | 802,000 |
| Other securities | 128,000 | 127,000 |
| Interest on federal funds sold and securities purchased under agreement to resell | 1,536,000 | 1,335,000 |
| Total interest income | 53,756,000 | 49,411,000 |
| INTEREST EXPENSE: | | |
| Interest on deposits | 19,977,000 | 16,229,000 |
| Interest on federal funds purchased and securities sold under agreement to repurchase | 2,800,000 | 1,611,000 |
| Interest on other short-term borrowings | 82,000 | 556,000 |
| Total interest expense | 22,859,000 | 18,396,000 |
| Net interest income | 30,897,000 | 31,015,000 |
| Provision for loan losses | 1,145,000 | 808,000 |
| Net interest income after provision for loan losses | 29,572,000 | 30,207,000 |
| Other income: | | |
| Service charges on deposit accounts | 3,621,000 | 3,279,000 |
| Gains/(losses) on securities | 9,000 | - |
| Other operating income | 3,372,000 | 3,679,000 |
| Total other income | 7,002,000 | 6,958,000 |
| Other expenses: | | |
| Salaries and employee benefits | 14,044,000 | 13,684,000 |
| Occupancy expense | 3,338,000 | 3,247,000 |
| Other operating expenses | 4,637,000 | 5,408,000 |
| Total other expenses | 22,019,000 | 22,339,000 |
| Income before income taxes | 14,735,000 | 14,826,000 |
| Income tax provision | 5,015,000 | 4,780,000 |
| Net Income | $ 9,720,000 | $ 10,046,000 |
| | | |
| *Per share: | | |
| Net income per weighted average shares outstanding | $ 11.29 | $ 11.60 |
| Cash dividend paid per share | $ 5.25 | $ 4.77 |
| Book value per actual number of shares outstanding | $ 96.36 | $ 88.75 |
| Weighted average number of shares outstanding | 861,065 | 865,589 |
| Actual number of shares outstanding | 852,104 | 863,807 |

*Adjusted for the effect of a 10% stock dividend issued during 2007.

Member Federal Reserve System • Member FDIC